EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604 682 3701 F (604) 682 3600 avino.com

May 30, 2024

AVINO REPORTS VOTING RESULTS OF ITS 2024 ANNUAL GENERAL MEETING

AND ANNOUNCES RETIREMENT OF BOARD MEMBER JASMAN YEE

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) is pleased to report that at the Annual General Meeting of shareholders (“AGM”) of the Company held on May 30, 2024, all resolutions proposed to shareholders were duly passed. 46,123,595 common shares of the Company, representing approximately 34.71% of the Company’s issued and outstanding common shares as at the record date were voted.

The following briefly describes the matters voted upon and the outcome of the votes at the meeting:

1. Setting the Number of Directors at Four

According to proxies received and a vote conducted by a show of hands, the resolution regarding the setting of the number of Directors at four was passed as follows:

Votes For	% For	Votes Against	% Against

16,613,184	81.88	3,676,117	18.12

2. Election of Directors

According to proxies received and a vote conducted by a show of hands, the following directors were elected to the board of directors of the Company as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld

Ronald Andrews	19,645,838	96.83	643,463	3.17
Peter Bojtos	19,646,032	96.83	643,269	3.17
Carolina Ordoñez	19,619,166	96.70	670,135	3.30
David Wolfin	19,699,256	97.09	590,045	2.91

3. Appointment and Remuneration of Auditors

According to proxies received and a vote conducted by a show of hands, the resolution regarding the appointment and remuneration of Deloitte LLP, as Auditors of the Company was passed as follows:

Votes For	% For	Votes Withheld	% Withheld

43,571,298	94.47	2,552,297	5.53

May 30, 2024 - Avino Silver & Gold Mines Ltd. – News Release

AVINO REPORTS VOTING RESULTS OF ITS 2024 ANNUAL GENERAL MEETING AND ANNOUNCES RETIREMENT OF BOARD MEMBER JASMAN YEE

4. Approval of the 2024 10% Rolling Stock Option Plan

According to proxies received and votes conducted by a show of hands, the ordinary resolutions of shareholders regarding the approval of the 2024 10% Rolling Stock Option Plan were passed by a majority of shareholders as follows:

Votes For	% For	Votes Against	% Against

17,892,109	88.18	2,397,192	11.82

5. Approval of Unallocated Entitlements under the 2018 Restricted Share Unit Plan

According to proxies received and votes conducted by a show of hands, the ordinary resolutions of shareholders regarding the approval of the Unallocated Entitlements under the 2018 Restricted Share Unit Plan were passed by a majority of shareholders as follows.

Votes For	% For	Votes Against	% Against

17,864,740	88.05	2,424,560	11.95

The Board of Directors appreciate the support of our shareholders.

Retirement of Jasman Yee from the Board of Directors

After 13 years of being on Avino’s Board of Directors, Jasman Yee has decided to retire from the Company’s Board, effective today. Jasman’s commitment to Avino and the team spanned over 22 years. Throughout this time, he was the Company’s Metallurgist and technical expert, and provided years of operational, managerial, engineering and consulting experience in the processing of precious and complex polymetallic base metal ores. His deep knowledge, strong relationships within the Company, and mining industry experience were instrumental in Avino’s achievements over the years.

“We would like to say thank you to Jasman for his time and dedication to Avino. We are very happy for him as he begins his well-deserved retirement.” said Peter Bojtos, Chairman of the Board. “The entire team at Avino will miss his guidance, wisdom and expertise. We wish him and his family all the best for this new chapter.”

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends long term sustainable and profitable mining operations rewarding to shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (Formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com